SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 25, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated February 24, 2004, announcing that the Registrant has entered into an agreement with the U.S. Internal Revenue Service to resolve a U.S. federal income tax audit of its U.S. subsidiaries for the years 1992 through 1996.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

February 25, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex in Agreement to Resolve IRS Audit

Tel Aviv, Israel – February 24, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced that it has entered into an agreement with the U.S. Internal Revenue Service to resolve a U.S. federal income tax audit of Scitex’s U.S. subsidiaries for the years 1992 through 1996.

Under the terms of the agreement, Scitex agreed to an assessment of $5.7 million of additional federal income taxes for these years to resolve the remaining proposed IRS assessment of an additional $29.6 million of federal income taxes.

When added to a previous “partial agreed assessment” by the IRS for $10.6 million of federal income taxes, Scitex’s total additional federal income taxes for these years as a result of the IRS audit will be $16.3 million. This amount does not include interest and additional state income taxes that will result from the agreement with the IRS. Scitex is currently working to determine such amounts.

Scitex had previously made advance payments to the IRS of $21.5 million for federal income taxes relating to the audit period and had established reserves for additional liabilities arising out of the audit. At this stage after initial review, Scitex estimates that the final additional cash cost of the IRS audit (taking into consideration the $16.3 million of assessment, state taxes and interest thereon, and after application of the $21.5 million advance payment), will be in the range of $7 to $14 million. Scitex has sufficient reserves on its books to cover the anticipated additional payment.

Scitex Corporation Ltd.

Scitex Corporation Ltd. shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions Which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Yahel Shachar
Scitex Corporation Ltd.
Chief Financial Officer
Tel: +972.3.607.5744
Fax: +972.3.607.5756
Email: yahel.shachar@scitex.com